EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE
                     (Thousands Except Per Share Amounts)

                                                           Three Months Ended
                                                                 June 30
                                                             1997       1996
Primary Earnings Per Share
Net income                                                 $ 6,205    $ 2,212
Preferred stock dividends                                        1          1

                                                           $ 6,204    $ 2,211

Shares outstanding
  Weighted average common shares                            12,357     12,341
  Net common shares issuable on
    exercise of stock options                                  160         12
  Average common shares outstanding
    as adjusted                                             12,517     12,353

Primary earnings per share                                    $.50       $.18


Fully Diluted Earnings Per Share
Net income                                                 $ 6,205    $ 2,212

Shares outstanding
  Average common shares as adjusted
    for primary computation                                 12,517     12,353
  Common shares issuable if the
    preferred stock was converted
    at the beginning of the year                                 4          4
  Additional common shares issuable
    on exercise of stock options                                83          7
  Average common shares outstanding
    as adjusted                                             12,604     12,364

  Fully diluted earnings per share                            $.49       $.18